TEEKAY OFFSHORE PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08 Bermuda
NEWS RELEASE

TEEKAY OFFSHORE PARTNERS ANNOUNCES
PRICING OF FOLLOW-ON OFFERING

Hamilton, Bermuda, December 3, 2010 — Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE: TOO) announced today that it has priced its follow-on public offering of 5,600,000 common units, representing limited partner interests, at $27.84 per unit. Teekay Offshore has granted the underwriters a 30-day option to purchase up to an additional 840,000 units to cover over-allotments, if any. The offering is expected to close on December 8, 2010.
The Partnership expects to use the net proceeds from the public offering for general partnership purposes, including funding the acquisitions of vessels that Teekay Corporation has offered or may offer to it. Pending the application of funds for these purposes, the Partnership expects to repay a portion of its outstanding debt under its revolving credit facilities.
Teekay Offshore Partners L.P. is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK), and is an international provider of marine transportation and storage services to the offshore oil industry. Teekay Offshore currently owns a 51% interest in and controls Teekay Offshore Operating L.P., which has a fleet of 33 shuttle tankers (six of which are chartered-in), four floating storage and offtake (FSO) units and 11 conventional crude oil Aframax tankers. The Partnership also has direct ownership interests in two shuttle tankers, two FSO units and two floating production, storage and offloading (FPSO) units.
Teekay Offshore’s common units trade on the New York Stock Exchange under the symbol “TOO.”
The joint book-running managers for this offering are BofA Merrill Lynch, Citi, and UBS Investment Bank. The co-managers are Raymond James, Wells Fargo Securities, Credit Agricole, DnBNOR Markets and ING.
When available, copies of the prospectus supplement and accompanying base prospectus related to this offering may be obtained from BofA Merrill Lynch, 4 World Financial Center, New York, NY 10080, Attn: Prospectus Department or by emailing BofA Merrill Lynch at dg.prospectus_requests@baml.com; Citi, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York, 11220, or by calling Citi toll-free at: 800-831-9146 or by e-mailing Citi at: batprospectusdept@citi.com; or UBS Investment Bank, Attn: Prospectus Dept., 299 Park Avenue, New York, NY 10171, Tel: 888-827-7275.
This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The common units will be offered and sold pursuant to an effective registration statement on Form F-3 previously filed with the Securities and Exchange Commission (the SEC). This offering may be made only by means of a prospectus supplement and accompanying base prospectus, which will be filed with the SEC.
The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, but are not limited to, those discussed in Teekay Offshore’s public filings with the SEC. Teekay Offshore undertakes no obligation to revise or update any forward looking statements, unless required to do so under the securities laws.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 844-6654
Web site: www.teekayoffshore.com
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